UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CymaBay Therapeutics, Inc.
File No. 0-365000 - CF#35720

———————————————

CymaBay Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on November 14, 2014, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on January 12, 2018.

Based on representations by CymaBay Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed November 14, 2014 through November 14, 2022
Exhibit 10.1 to Form 8-K filed January 12, 2018   through November 14, 2022

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary